May 11, 2022

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ReWalk Robotics Ltd. Registration Statement on Form S-3 (File No. 333-263984)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ReWalk Robotics Ltd. (the “Company”) hereby requests acceleration of the effective date of its registration statement on Form S-3 (File No. 333-263984) (the “Registration Statement”), to 4:30 p.m., Eastern Time, on May 16, 2022, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Troutman Pepper Hamilton Sanders LLP, by calling Jennifer L. Porter at (215) 981-4339. Should you have any questions regarding this letter, please do not hesitate to contact Ms. Porter at Troutman Pepper Hamilton Sanders LLP.

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Sincerely, REWALK ROBOTICS LTD. By: /s/ Larry Jasinski Name: Larry Jasinski Title: Chief Executive Officer